UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated November 14, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 14 November 2022 entitled ‘CHRISTINE RAMON TO JOIN VODAFONE'S BOARD AS A NON-EXECUTIVE DIRECTOR’.

RNS Number : 2195G

Vodafone Group Plc

14 November 2022

14 November 2022

CHRISTINE RAMON TO JOIN VODAFONE'S BOARD AS A NON-EXECUTIVE DIRECTOR

Vodafone Group Plc ("Vodafone") today announced that Christine Ramon will be appointed as a non-executive director with immediate effect. Christine is one of Africa's most senior female business executives, having recently been CFO of two of South Africa's leading businesses.

Christine, a qualified chartered accountant, served as a Non-Executive Director of the International Federation of Accountants, the global organisation for the accountancy profession. Prior to this, Christine served as a Non-Executive Director at MTN, the South African telecommunications company with a market capitalisation of £15 billion, and cement business Lafarge, until its merger with Holcim. Before that, Christine was a Non-Executive Director at Transnet, the South African rail, port and pipeline company.

Until June 2022, Christine was CFO of AngloGold Ashanti, the gold mining company with a market capitalisation of £5 billion. She originally joined the company as CFO in 2014 and oversaw a strong improvement in operational performance and a cost-reduction programme to help reduce the business's net debt. Prior to that, Christine was CFO of Sasol, the South African energy and chemicals company with a market capitalisation of £17 billion. She was a key change agent for Sasol's cultural transformation, which involved redefining the group's operating model as well as streamlining its structures and processes.

Total shareholder return improved by 93% while Christine was CFO at AngloGold Ashanti, and by 153% during her tenure as CFO at Sasol.

Before joining Sasol, Christine was CEO at Johnnic Holdings - the investment holding company with interests in media, entertainment and telecommunications - and she also worked at Pepsi as a Financial Controller.

Jean-François van Boxmeer, Chairman of Vodafone, said:

"I am delighted that Christine will be joining Vodafone's Board. She brings extensive Africa market experience, good commercial acumen and will further supplement the Board's financial expertise. As Vodafone continues its simplification into the largest pan-European and African connectivity and digital services provider, Christine's strategic insights will be an excellent addition to our Board discussions."

Christine Ramon commented:

"It is an honour to be invited to join the Board of Vodafone. I am greatly looking forward to working with Jean-Francois and the board to support Nick and the executive team to successfully drive the strategy forward."

Pursuant to Listing Rule 9.6.13R, it is confirmed there are no other disclosures required in addition to the above information.

- ends -

For more information, please contact:

Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products and services.

Vodafone operates mobile and fixed networks in 22 countries, and partners with mobile networks in 47 more. As of 30 June 2022, we had over 300 million mobile customers, more than 28 million fixed broadband customers and 22 million TV customers. Vodafone is a world leader in the Internet of Things ("IoT"), connecting around 160 million devices and platforms.

We have revolutionised fintech in Africa through M-Pesa, which celebrates its 15th anniversary in 2022. It is the region's largest fintech platform, providing access to financial services for more than 50 million people in a secure, affordable and convenient way.

Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We are committed to reducing our environmental impact to reach net zero emissions across our full value chain by 2040, while helping our customers reduce their own carbon emissions by 350 million tonnes by 2030. We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste.

We believe in the power of connectivity and digital services to improve society and economies, partnering with governments to digitalise healthcare, education and agriculture and create cleaner, safer cities. Our products and services support the digitalisation of businesses, particularly small and medium enterprises (SMEs).

Our inclusion for all strategy seeks to ensure no-one is left behind through access to connectivity, digital skills and creating relevant products and services such as access to education, healthcare and finance. We are also committed to developing a diverse and inclusive workforce that reflects the customers and societies we serve.

For more information, please visit http://www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at http://www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: November 14, 2022	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary